April 22, 2010

BY EDGAR

Edward M. Kelly, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

Re: Asia Private Equity SPAC 1, Limited
Pre-Effective Amendment to
Registration Statement on Form 20-F
Filed January 28, 2010
File No. 000-53821

Dear Mr. Kelly:

Reference is made to your comment letter, dated February 22, 2010 (the “Comment Letter”) to our client, Asia Private Equity SPAC 1, Limited (the “Company”), relating to Registration Statement on Form 20-F filed by our client on November 3, 2009. Set forth below are the comments contained in the Comment Letter followed by our response thereto:

Facing page

1.           Complete the line “Commission File number: ________” by including the number.

The Commission File number has been inserted.

There is currently no trading market for our shares… page 7

2.           Refer to prior comment 5. Explain what comprises “Form 10 information” because some investors may be unfamiliar with the form and its requirements.

A sentence has been added to the end of the risk factor to define “Form 10 information.”

Exhibits and Exhibit Index,  page 16

3.           Delete the words “and Exhibit Index.” Delete also the words “Exhibit Index” immediately following the colon.

 The words have been deleted.

Statement of Operations..., page F-3

4.           We note your revisions in response to prior comment 20. Please revise also the selected financial data in Item 3 to reflect the corrected net loss per share.

The selected financial data in Item 3 on page 5 has been revised to reflect the corrected net loss per share.

Exhibit Index

5.           Move the exhibit index from the page immediately after the signatures’ page so that it is immediately before exhibit 1.1

The exhibit index has been moved to immediately after the end of the financial statements.

The Company acknowledges that:

-	it is responsible for the adequacy and accuracy of the disclosure in the filing;
-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	it may not assert staff comments as a defense in any proceeding initiated by theCommission or any person under the federal securities laws of the United States

Very truly yours,

/s/ Darren Ofsink

Darren Ofsink